IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
FEB 2 4 2003
1086

2-

03010183

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

1- Vanderbilt Mortgage and Finance, Inc.	0000816512
2- Vanderbilt ABS Corp.	0001141665
3- Clayton Homes, Inc.	0000719547
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
	1- 333-57532
	2- 333-57532-02
Form 8-K for February 20, 2003	[illegible]
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)
	3- 1-8824

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
FEB 2 6 2003
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrants have duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryville, State of Tennessee, on February 24, 2003.

Vanderbilt Mortgage and Finance, Inc.

By: ____________________
Name: David Jordan
Title: Secretary

Vanderbilt ABS Corp.

By: ____________________
Name: David Jordan
Title: Secretary

Clayton Homes, Inc.

By: ____________________
Name: Amber Krupacs
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

EXHIBIT 99.1

COMPUTATIONAL MATERIALS

for

VANDERBILT MORTGAGE AND FINANCE, INC.
VANDERBILT ABS CORP.
CLAYTON HOMES, INC.

Vanderbilt Mortgage and Finance, Inc., Manufactured Housing Contract
Senior/Subordinate Pass-Through Certificates, Series 2003-A

CLASS B-1 – PRICE/YIELD (1)

Balance	$13,048,000	Delay	6	Assumed Margin: 5.00%
Coupon	7.96%	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	*175 MHP*	*200 MHP*	*225 MHP*	*250 MHP*	*275 MHP*
97.527150	8.585	8.592	8.598	8.604	8.609
97.542775	8.582	8.589	8.595	8.601	8.606
97.558400	8.578	8.585	8.592	8.597	8.602
97.574025	8.575	8.582	8.588	8.594	8.599
97.589650	8.572	8.578	8.585	8.590	8.595
97.605275	8.568	8.575	8.581	8.587	8.592
97.620900	8.565	8.572	8.578	8.583	8.588
97.636525	8.562	8.568	8.574	8.580	8.585
97.652150	8.558	8.565	8.571	8.577	8.581
WAL (To Call)	**6.416**	**6.292**	**6.185**	**6.093**	**6.011**

CLASS B-1 – PRICE/YIELD (2)

Balance	$13,048,000	Delay	6	Assumed Margin: 5.25%
Coupon	7.96%	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	*175 MHP*	*200 MHP*	*225 MHP*	*250 MHP*	*275 MHP*
96.394410	8.828	8.839	8.849	8.857	8.865
96.410035	8.825	8.836	8.845	8.854	8.861
96.425660	8.822	8.832	8.842	8.850	8.858
96.441285	8.818	8.829	8.838	8.847	8.854
96.456910	8.815	8.825	8.835	8.843	8.851
96.472535	8.811	8.822	8.831	8.840	8.847
96.488160	8.808	8.818	8.828	8.836	8.844
96.503785	8.805	8.815	8.824	8.833	8.840
96.519410	8.801	8.812	8.821	8.829	8.837
WAL (To Call)	**6.416**	**6.292**	**6.185**	**6.093**	**6.011**

CLASS B-1 – PRICE/YIELD (3)

Balance	$13,048,000	Delay	6	Assumed Margin: 6.00%
Coupon	7.96%	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	*175 MHP*	*200 MHP*	*225 MHP*	*250 MHP*	*275 MHP*
93.095510	9.559	9.580	9.599	9.616	9.632
93.111135	9.555	9.577	9.596	9.613	9.628
93.126760	9.552	9.573	9.592	9.609	9.624
93.142385	9.548	9.569	9.588	9.605	9.621
93.158010	9.545	9.566	9.585	9.602	9.617
93.173635	9.541	9.562	9.581	9.598	9.613
93.189260	9.538	9.559	9.577	9.594	9.609
93.204885	9.534	9.555	9.574	9.591	9.606
93.220510	9.531	9.552	9.570	9.587	9.602
WAL (To Call)	**6.416**	**6.292**	**6.185**	**6.093**	**6.011**

CLASS B-1 – PRICE/YIELD (4)

Balance	$13,048,000	Delay	6	Assumed Margin: 5.50%
Coupon	7.96%	Dated	2/1/2002	
Settle	2/26/2002	First Payment	3/7/2002	

Pricing Speed	*175 MHP*	*200 MHP*	*225 MHP*	*250 MHP*	*275 MHP*
95.316440	9.064	9.078	9.090	9.102	9.112
95.332065	9.060	9.074	9.087	9.098	9.108
95.347690	9.057	9.071	9.083	9.094	9.105
95.363315	9.053	9.067	9.080	9.091	9.101
95.378940	9.050	9.064	9.076	9.087	9.097
95.394565	9.046	9.060	9.073	9.084	9.094
95.410190	9.043	9.057	9.069	9.080	9.090
95.425815	9.039	9.053	9.066	9.077	9.087
95.441440	9.036	9.050	9.062	9.073	9.083
WAL (To Call)	**6.416**	**6.292**	**6.185**	**6.093**	**6.011**